TEACHERS INSURANCE AND ANNUITY ASSOCIATION                      PETER C. CLAPMAN
COLLEGE RETIREMENT EQUITIES FUND                   SENIOR VICE PRESIDENT & CHIEF
                                                   COUNSEL, CORPORATE GOVERNANCE
730 Third Avenue/New York, NY 10017-3206                     Tel: (212) 916-4232
(212) 490-9000                                               Fax: (212) 916-5813

                                                 April 12, 2004


Dear Fellow MBNA Shareholder:

         I am writing to you on behalf the College Retirement Equities Fund
(CREF), a holder of more than 17.9 million shares of common stock in MBNA, which has submitted the shareholder resolution (although we were not identified) requesting that the company adopt a policy that would require that two-thirds of the directors be independent. We believe that adoption of such a policy will have a positive long-term effect on the value of your shares and thus urge you to support our resolution and vote "FOR" Item 4 on the company's proxy card.

         Shareholders in MBNA have a vital interest in this issue. In recent years, the MBNA board has been comprised of a majority of directors with personal or business ties to the prior or current senior management. At the same time, the board has taken actions that, we believe, are contrary to the best interests of shareholders. These include awards of executive stock compensation, post retirement benefits and spousal benefits including the personal use of company airplanes that, we believe, are egregious, in excess of corporate norms, and an inappropriate use of shareholder assets.

         Our concern about excessive compensation is based on our belief that compensation policies can provide a window into the board and reveal whether it functions as a truly independent body. In the case of MBNA, the board's compensation policies suggest that directors' ties to management have compromised their independence.

         Our proposal poses a clear question for shareholders: Do you want to be represented by a board of directors whose actions are guided solely by their fiduciary responsibility to shareholders?

         We recognize that MBNA has taken significant steps in the past year to change the composition of the board and address the compensation of the company's top executives, and we applaud the new leadership's commitment to enhancing corporate governance. By supporting our proposal, shareholders can send a strong message urging the board to accelerate these efforts.

         We urge your support for Item 4.

                                                     Very truly yours,


                                                     Peter C. Clapman